MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

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ADAM O. EMMERICH

GEORGE T. CONWAY III

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RICHARD G. MASON

MICHAEL J. SEGAL

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ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

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BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

IGOR KIRMAN

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EMIL A. KLEINHAUS

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RONALD C. CHEN

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GRAHAM W. MELI

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VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

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WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

MAURA R. GROSSMAN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY AMANDA N. PERSAUD S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

May 13, 2016

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Jay Ingram, Office of Manufacturing and Construction

Re:	The Valspar Corporation
Form PREM14A
Filed April 18, 2016
File No. 1-03011

Dear Mr. Ingram:

On behalf of our client, The Valspar Corporation (“Valspar” or the “Company”), we are providing Valspar’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 11, 2016 with respect to the above-captioned Preliminary Proxy Statement on Form PREM14A filed by Valspar on April 18, 2016 (the “Proxy Statement”).

This letter and an amendment to the Proxy Statement (“Amendment No. 1”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering via

Mr. Ingram

U.S. Securities and Exchange Commission

May 13, 2016

Federal Express a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Proxy Statement filed on April 18, 2016. Each of the responses referenced in Valspar’s responses below corresponds to the page numbers in those courtesy marked copies.

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the captions used in the comment letter.

General

1.	Please supplementally provide us with copies of all board books and other materials prepared by BofA Merrill Lynch and Goldman Sachs that were shared with the Valspar board and its representatives.

Company Response:

Concurrent with the filing of Amendment No. 1, Sullivan & Cromwell LLP, counsel for BofA Merrill Lynch and Goldman Sachs, is supplementally and confidentially providing to the Staff under separate cover, pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), copies of the board books and other materials prepared by BofA Merrill Lynch and Goldman Sachs that were shared with the Valspar board and its representatives. Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Proxy Statement or any amendment thereto.

The Company has been advised that, in accordance with such Rules, counsel for BofA Merrill Lynch and Goldman Sachs has requested that these materials be promptly returned following completion of the Staff’s review thereof and that counsel has, by separate letter, requested confidential treatment of such materials pursuant to such Rules.

2.	To the extent possible, please disclose the following information about Valspar that is currently omitted:

•	the record date;

•	the special meeting date;

•	the number of shares outstanding;

•	the number of shares held by Valspar’s directors and executives; and

•	the approximate voting power of Valspar’s directors and executive officers.

Company Response:

The Company confirms to the Staff that it will include the above information in the definitive Proxy Statement to be filed with the Commission.

Mr. Ingram

U.S. Securities and Exchange Commission

May 13, 2016

Background of the Merger, page 26

3.	Please briefly discuss the alternatives to the dual-priced framework to “bridge the valuation and clos[e] the risk gap” that were discussed between February 8 and February 18.

Company Response:

In response to the Staff’s comment, the disclosure on pages 29 and 30 of the Proxy Statement has been revised.

Opinion of Valspar’s Financial Advisors, page 36

4.	We note the disclaimer on page 37 that Valspar, Sherwin Williams, and the financial advisors do not assume “any responsibility for the validity, accuracy or completeness of the Valspar Projections.” Please revise to eliminate the statement that these parties do not bear any responsibility for disclosure that was prepared and included in this Schedule 14A.

Company Response:

In response to the Staff’s comment, the disclosure on page 37 of the Proxy Statement has been revised.

5.	Please disclose whether BofA Merrill Lynch or Goldman Sachs will receive different merger consummation fees, respectively, if the final share price is $105 rather than $113.

Company Response:

In response to the Staff’s comment, the disclosure on pages 39 and 42 of the Proxy Statement has been revised.

Financing, page 50

6.	Please disclose here that Sherwin Williams received the $9.3 billion in debt financing commitments from Citi, which was disclosed during a joint conference call on March 21, 2016, the transcript of which was filed by Valspar on a DEFA14A on the same day.

Company Response:

In response to the Staff’s comment, the disclosure on pages 6, 50 and 73 of the Proxy Statement has been revised.

The Merger Agreement, page 60

Explanatory Note Regarding the Merger Agreement, page 60

7.	We note your disclosure that “information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement not misleading.

Mr. Ingram

U.S. Securities and Exchange Commission

May 13, 2016

Company Response:

The Company acknowledges the Staff’s comment and confirms its understanding that, notwithstanding the inclusion of a general disclaimer, the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the Proxy Statement not misleading.

8.	We note your statement that investors “are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions…” While we recognize that you also advise investors to read your SEC disclosures, we believe that the cited language strongly implies that the information contained in the merger agreement is not disclosure subject to the federal securities laws. Please revise to remove this implication. We will not object if you advise readers that the information in the merger agreement should be read in conjunction with the other disclosures in the company’s filings with the SEC.

Company Response:

In response to the Staff’s comment, the disclosure on page 60 of the Proxy Statement has been revised.

Proxy Card

9.	Please ensure that the proxy card is marked “preliminary” until the time that you file a definitive proxy statement. Refer to Rule 14a-6(b) of the Securities Exchange Act.

Company Response:

The proxy card appended to the Proxy Statement has been revised in response to the Staff’s comment.

* * * * *

Valspar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ingram

U.S. Securities and Exchange Commission

May 13, 2016

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact Andrew R. Brownstein (212-403-1233 or ARBrownstein@wlrk.com) or Mark Gordon (212-403-1343 or MGordon@wlrk.com).

Sincerely,

/s/ Mark Gordon

Enclosure

cc:	Rolf Engh, Executive Vice President and General Counsel, The Valspar Corporation
Timothy Beastrom, Deputy General Counsel, The Valspar Corporation